SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2006

                  MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  [X]   Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________


This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-128225 and Form S-8 Registration Statements File Nos. 333-12014 and 333-123321.

                        MER Telemanagement Solutions Ltd.



6-K Items

1. Interim Condensed Consolidated Financial Statements of MER Telemanagement Solutions Ltd. and its subsidiaries as of June 30, 2006 and Management's Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2006.

                                                                          ITEM 1

             MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES


               INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


                               AS OF JUNE 30, 2006


                            U.S. DOLLARS IN THOUSANDS


                                    UNAUDITED




                                      INDEX


                                                                           Page
                                                                           ----

Interim Condensed Consolidated Balance Sheets                              2 - 3

Interim Condensed Consolidated Statements of Operations                      4

Interim Condensed Statements of Changes in Shareholders' Equity              5

Interim Condensed Consolidated Statements of Cash Flows                    6 - 7

Notes to Interim Condensed Consolidated Financial Statements              8 - 19




                               - - - - - - - - - -

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands


                                                         June 30,  December 31,
                                                           2006       2005
                                                        ---------  -----------
                                                        Unaudited
                                                        ---------
     ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                            $ 1,635     $ 3,191
   Marketable securities                                    142         132
   Trade receivables, net                                 2,280       1,895
   Unbilled receivables                                     448         104
   Other accounts receivable and prepaid expenses           690         491
   Inventories                                              152         181
                                                        -------     -------

Total current assets                                      5,347       5,994
-----                                                   -------     -------

LONG-TERM INVESTMENTS:
   Investment in an affiliate                             1,777       1,615
   Long-term loans, net of current maturities                 -           3
   Severance pay fund                                       607         478
   Other investments                                        365         347
                                                        -------     -------
Total long-term investments                               2,749       2,443
-----                                                   -------     -------

PROPERTY AND EQUIPMENT, NET                                 500         571
                                                        -------     -------
OTHER ASSETS:
   Goodwill                                               3,877       3,700
   Other intangible assets, net                             817         993
   Deferred income taxes                                    115         115
                                                        -------     -------
Total other assets                                        4,809       4,808
-----                                                   -------     -------

Total assets                                            $13,405     $13,816
-----                                                   =======     =======




The accompanying notes are an integral part of the consolidated financial statements.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)


                                                         June 30,   December 31,
                                                           2006         2005
                                                        ---------   ------------
                                                        Unaudited
                                                        ---------
     LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Trade payables                                        $    605    $    735
   Accrued expenses and other liabilities                   2,395       2,306
   Deferred revenues                                          891         888
                                                         --------    --------
Total current liabilities                                   3,891       3,929
-----                                                    --------    --------

LONG-TERM LIABILITIES:
   Accrued severance pay                                      876         713
                                                         --------    --------
Total long-term liabilities                                   876         713
-----                                                    --------    --------

SHAREHOLDERS' EQUITY:
   Share capital -
     Ordinary shares of NIS 0.01 par value -
       Authorized: 12,000,000 shares at
       June 30, 2006 and December 31, 2005;
       Issued: 5,774,645 and 5,744,304
       shares at June 30, 2006 and December 31, 2005;
       Outstanding: 5,763,845 and 5,733,504 shares at
       June 30, 2006 and December 31, 2005                     17          17
   Additional paid-in capital                              16,016      15,966
   Treasury shares (10,800 Ordinary shares)                   (29)        (29)
   Deferred stock compensation                                  -        (142)
   Accumulated other comprehensive income (loss)              130         (75)
   Accumulated deficit                                     (7,496)     (6,563)
                                                         --------    --------

Total shareholders' equity                                  8,638       9,174
-----                                                    --------    --------

Total liabilities and shareholders' equity               $ 13,405    $ 13,816
-----                                                    ========    ========




The accompanying notes are an integral part of the consolidated financial statements.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

                                                          Six months ended             Three months ended
                                                              June 30,                      June 30,
                                                     -------------------------     --------------------------
                                                         2006          2005           2006           2005
                                                     -----------    ----------     ----------     -----------
                                                                              Unaudited
                                                     --------------------------------------------------------
 Revenues:
 Product sales                                       $     4,138    $     3,983    $     1,870    $     1,835
 Services                                                  1,380          1,555            834            977
                                                     -----------    -----------    -----------    -----------
 Total revenues                                            5,518          5,538          2,704          2,812

 Cost of revenues:
 Product sales                                             1,476          1,530            700            764
 Services                                                    352            363            194            242
                                                     -----------    -----------    -----------    -----------
 Total cost of revenues                                (*) 1,828          1,893       (**) 894          1,006
                                                     -----------    -----------    -----------    -----------

Gross profit                                               3,690          3,645          1,810          1,806
                                                     -----------    -----------    -----------    -----------

Operating expenses:
   Research and development, net                       (*) 1,958          2,324       (**) 898          1,030
   Selling and marketing                               (*) 1,583          2,897       (**) 753          1,370
   General and administrative                          (*) 1,208          1,722       (**) 630            677
                                                     -----------    -----------    -----------    -----------

Total operating expenses                                   4,749          6,943          2,281          3,077
                                                     -----------    -----------    -----------    -----------

Operating loss                                            (1,059)        (3,298)          (471)        (1,271)
Financial income (expenses), net                              11            104            (26)            83
                                                     -----------    -----------    -----------    -----------

Loss before taxes on income                               (1,048)        (3,194)          (497)        (1,188)
Taxes on income                                                3              -              -              -
                                                     -----------    -----------    -----------    -----------

Loss before equity in earnings of affiliate               (1,051)        (3,194)          (497)        (1,188)
Equity in earnings of affiliate                              118             11             49             39
                                                     -----------    -----------    -----------    -----------

Net loss                                             $      (933)   $    (3,183)   $      (448)   $    (1,149)
                                                     ===========    ===========    ===========    ===========

Basic and diluted net loss per share                 $     (0.16)   $     (0.68)   $     (0.08)   $     (0.24)
                                                     ===========    ===========    ===========    ===========

Weighted average number of Ordinary shares used in
   computing basic and diluted net loss per share      5,754,186      4,675,283      5,763,845      4,712,561
                                                     ===========    ===========    ===========    ===========

(*) Including stock-based employee compensation in the amounts of $ 15, $ 60, $ 10 and $ 46 in cost of revenues, research and development, selling and marketing and general and administrative, respectively.

(**) Including stock-based employee compensation in the amounts of $ 5, $ 45, $ (3) and $ 21 in cost of revenues, research and development, selling and marketing and general and administrative, respectively.


The accompanying notes are an integral part of the consolidated financial statements.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
INTERIM CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                                Accumulated
                             Share capital   Additional             Deferred       other     Accumulated      Total         Total
                          -----------------   paid-in   Treasury      stock    comprehensive  earnings   comprehensive shareholders'
                            Number   Amount   capital    shares   compensation income (loss)  (deficit)   income (loss)    equity
                          ---------  ------  ---------- --------  ------------ ------------- -----------  ------------- ------------
Balance as of
 January 1, 2005          4,638,004  $   14   $ 12,879  $  ( 29)  $      (208) $        348  $   (2,347)                $    10,657

Issuance of shares, net     937,500       2      2,623        -             -             -           -                       2,625
Exercise of options         158,000       1        308        -             -             -           -                         309
Stock based compensation
  related to
  warrants issued
  to non employees                -       -        156        -             -             -           -                         156
Amortization of deferred
  stock compensation              -       -          -        -            66             -           -                          66
Other comprehensive loss:
  Unrealized losses on
    available-for-sale
    marketable
    securities, net               -       -          -        -             -           (76)          -   $        (76)         (76)
  Foreign currency
    translation
    adjustments                   -       -          -        -             -          (347)          -           (347)        (347)
                                                                                                          -------------
  Total other
    comprehensive loss                                                                                            (423)
Net loss                          -       -          -        -             -             -      (4,216)        (4,216)      (4,216)
                          ---------  ------  ---------- --------  ------------ ------------- -----------  ------------- ------------
Total comprehensive
  loss                                                                                                    $     (4,639)
                                                                                                          =============
Balance as of
  December 31, 2005       5,733,504      17     15,966      (29)         (142)          (75)     (6,563)                      9,174

Exercise of options          30,341    *) -         57        -             -             -           -                          57
Stock based compensation
  related to
  warrants issued to
  non employees                   -       -          4        -             -             -           -                           4
Stock based compensation
  related to
  options issued to
  employees                       -       -        131        -             -             -           -                         131
Cancellation of deferred
  stock compensation              -       -       (142)       -           142             -           -                           -
Other comprehensive loss:
  Unrealized losses on
    available-for-sale
    marketable
    securities, net               -       -          -        -             -            (6)          -   $         (6)          (6)
  Foreign currency
    translation
    adjustments                   -       -          -        -             -           211           -            211          211
                                                                                                          -------------
  Total other
    comprehensive loss                                                                                             205
Net loss                          -       -          -        -             -             -        (933)          (933)        (933)
                          ---------  ------  ---------- --------   ----------- ------------- -----------  ------------- ------------
Total comprehensive loss                                                                                  $       (728)
                                                                                                          =============
Balance as of
  June 30, 2006
  (unaudited)             5,763,845  $   17  $  16,016  $   (29)  $         -  $        130   $  (7,496)                   $8,638
                          =========  ======  ========== ========  ============ =============  ==========                ============

*) Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands


                                                                                     Six months ended
                                                                                         June 30,
                                                                                    -------------------
                                                                                      2006        2005
                                                                                    --------   --------
                                                                                         Unaudited
                                                                                    -------------------
Cash flows from operating activities:
-------------------------------------
  Net loss                                                                          $  (933)   $(3,183)
  Adjustments to reconcile net loss to net cash used in operating activities:
    Gain on sale of available-for-sale marketable securities, net                        (7)       (74)
    Equity in earnings of affiliate                                                    (118)       (11)
    Depreciation and amortization                                                       296        366
    Employee stock based compensation                                                   131         33
    Stock based compensation related to warrants issued to non-employees                  4        107
    Accrued severance pay, net                                                           34         26
    Increase in trade receivables and unbilled receivables                             (734)      (505)
    Increase in other accounts receivable and prepaid expenses                         (228)       (18)
    Decrease (increase) in inventories                                                   29         (2)
    Increase (decrease) in trade payables                                              (130)         8
    Increase in accrued expenses and other liabilities                                  109         81
    Increase (decrease) in deferred revenues                                              3       (110)
    Increase (decrease) in related parties, net                                          20        (40)
    Loss on sale of property and equipment                                                -          2
                                                                                    -------    -------

Net cash used in operating activities                                                (1,524)    (3,320)
                                                                                    -------    -------

Cash flows from investing activities:
-------------------------------------
  Proceeds from sale of property and equipment                                            -          6
  Purchase of property and equipment                                                    (49)      (151)
  Investment in lease deposits                                                          (18)         -
  Investment in available-for-sale marketable securities                                (86)       (55)
  Proceeds from sale of available-for-sale marketable securities                         77        981
  Dividend from an affiliate                                                            154        181
  Additional investment in goodwill in consideration of TeleKnowledge acquisition      (204)        (7)
  Other                                                                                   8         19
                                                                                    -------    -------

Net cash provided by (used in) investing activities                                    (118)       974
                                                                                    -------    -------



The accompanying notes are an integral part of the consolidated financial statements.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands


                                                                                   Six months ended
                                                                                       June 30,
                                                                                  -------------------
                                                                                    2006        2005
                                                                                  --------   --------
                                                                                       Unaudited
                                                                                  -------------------
 Cash flows from financing activities:
 -------------------------------------
   Proceeds from exercise of options and warrants                                      86        282
                                                                                  -------    -------

 Net cash provided by financing activities                                             86        282
                                                                                  -------    -------

 Decrease in cash and cash equivalents                                             (1,556)    (2,064)
 Cash and cash equivalents at the beginning of the period                           3,191      3,814
                                                                                  -------    -------

 Cash and cash equivalents at the end of the period                               $ 1,635    $ 1,750
                                                                                  =======    =======


(a)  Supplemental disclosure of non-cash activities:
     -----------------------------------------------

            Additional investment in goodwill in consideration of TeleKnowledge
              acquisition                                                         $   177    $    89
                                                                                  =======    =======

The accompanying notes are an integral part of the consolidated financial statements.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 1:- GENERAL

          MER Telemanagement Solutions Ltd. ("MTS") was incorporated on December 27, 1995. MTS and its subsidiaries (the "Company") designs, develops, markets and supports a comprehensive line of telecommunication management and customer care & billing ("CC&B") solutions that enable business organizations and other enterprises to improve the efficiency and performance of all IP operations, and reduce associated costs. The Company's products include call accounting and management products, fault management systems and web based management solutions for converged voice, voice over Internet Protocol, IP data and video and CC&B solutions.

          MTS's products are designed to provide telecommunication and information technology managers with tools to reduce communication costs, recover charges payable by third parties, and to detect and prevent abuse and misuse of telephone networks including fault telecommunication usage.

          The Company markets its products worldwide through distributors, business telephone switching systems manufacturers and vendors and its direct sales force. Several international private automated branch exchange ("PBX") manufacturers market the Company's products as part of their PBX selling efforts or on an Original Equipment Manufacturer ("OEM") basis. The Company is highly dependent upon the active marketing and distribution of its OEMs.

          MTS's shares are listed for trade on the Nasdaq Capital Market.


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

          a. The significant accounting policies followed in the preparation of these financial statements are identical to those applied in the preparation of the latest annual financial statements except as detailed in c below.

          b.   Use of estimates:

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

          c. On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)") which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated income statement. Prior to the adoption of SFAS 123(R), the Company accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123").

               The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006, the first day of the Company's fiscal year 2006. Under that transition method, compensation cost recognized in the six months period ended June 30, 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). Results for prior periods have not been restated.

               MTS has authorized, through its 1996 Incentive Share Option plan, the grant of options to officers, management, employees and directors of MTS or any subsidiary of up to 1,900,000 of MTS's Ordinary shares. Any option, which is canceled or forfeited before expiration, will become available for future grants.

               Each option granted under the Plan is exercisable until the earlier of five years from the date of the grant of the option or the expiration dates of the option plan. The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which such options were exercised. The options vest primarily gradually over three or four years of employment. The Incentive Share Option Plan will terminate in 2013, unless cancelled earlier by MTS's board of directors.

               As of June 30, 2006, 488,300 options are available for future grant.

               The Company recognizes compensation expenses for the value of its awards, which have graded vesting, granted prior to January 1, 2006, based on the accelerated attribution method and for awards granted subsequent to January 1, 2006, based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. The net income for the 3 months and 6 months periods ending June 30, 2006 was $ 5 and $ 6 higher than if the Company had continued to account for share-based compensation according to the accelerated attribution method. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               As a result of adopting SFAS 123(R) on January 1, 2006, the Company's income before income taxes and net income for the six months ended June 30, 2006, is $ 98 lower than if it had continued to account for stock-based compensation under APB 25. Basic and diluted net loss per share for the six months ended June 30, 2006, are $ 0.017 lower, than if the Company had continued to account for share-based compensation under APB 25.

               Prior to January 1, 2006, the Company applied the intrinsic value method of accounting for stock options as prescribed by APB 25, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award. During the six months ended June 30, 2005, the Company recognized stock-bases compensation expense related to employee stock options in the amount of $ 33.

               The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility, and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending at the grant date, equal to the expected option term. The expected option term represents the period that the Company's stock options are expected to be outstanding and was determined based on historical experience of similar options, giving consideration to the contractual terms of the stock options. The Company has historically not paid dividends and has no foreseeable plans to issue dividends. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term.

               The fair value of the Company's stock options granted to employees and directors for the six and three months ended June 30, 2006 and 2005 was estimated using the following weighted average assumptions:

                                                    Six months ended              Three months ended
                                                         June 30,                       June 30,
                                                ------------------------        -------------------------
                                                   2006           2005             2006            2005
                                                ---------       --------        ---------        --------
                                                                        Unaudited
                                                ---------------------------------------------------------
              Risk free interest                  4.62%           3.53%            4.62%           3.52%
              Dividend yields                     0%              0%               0%              0%
              Volatility                         74.50%          61.3%            74.45%          61.4%
              Expected term (in years)            3.34            3.7              3.96            3.7
              Forfeiture rate                     6.88%           -                7.50%           -


                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               A summary of employee option activity under the Company's Stock Option as of June 30, 2006 and changes during the six months ended June 30, 2006 are as follows:


                                                                                Weighted-
                                                                                 average
                                                                     Weighted-   remaining
                                                                      average   contractual   Aggregate
                                                          Number of  exercise    term (in     intrinsic
                                                           options    price       years)        value
                                                           -------    -----       ------        -----
                                                                            Unaudited
                                                          --------------------------------------------
                      Outstanding at December 31, 2005    725,500    $   2.66
                      Granted                              60,000    $   3.34
                      Exercised                           (30,341)   $   1.84
                      Forfeited                           (88,334)   $   3.17
                                                          -------

                      Outstanding at June 30, 2006        666,825    $   2.69     3.34        $   236
                                                          =======    ========     ====        =======

                      Exercisable at June 30, 2006        224,000    $   2.05     2.59        $   143
                                                          =======    ========     ====        =======

                      Vested and expected to vest         623,199    $   2.68     3.33        $   223
                                                          =======    ========     ====        =======

               The weighted-average grant-date fair value of options granted during the six months ended June 30, 2005 and 2006 was $1.48 and $ 1.94, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the second quarter of fiscal 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on June 30, 2006. This amount changes based on the fair market value of the Company's stock. Total intrinsic value of options exercised for the six months ended June 30, 2006 was $ 43. As of June 30, 2006, there was $ 398 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 2.69 years. Total fair value of options vested for the six months ended June 30, 2006 was $ 48.

               The options granted to employees outstanding as of June 30, 2006 have been separated into ranges of exercise prices, as follows:

                                            Options          Weighted                                          Weighted
                                          outstanding        average          Weighted                          average
                                             as of          remaining          average                       exercise price
                         Exercise          June 30,        contractual        exercise         Options      of exercisable
                          price              2006          life (in years)      price         exercisable        options
                     -----------------  ----------------  ---------------  ---------------  --------------- ----------------
                          $ 0.93              10,000           1.17        $     0.93             10,000    $     0.93
                         $ 1.844             250,000           2.44        $     1.844           156,250    $     1.844
                        $ 2.2-2.35            93,375           3.22        $     2.32             26,125    $     2.27
                        $ 2.9-2.95            15,950           2.45        $     2.91             13,000    $     2.91
                          $ 3.01              15,000           4.85        $     3.01                  -    $     -
                       $ 3.27-3.49           167,500           4.22        $     3.42             18,625    $     3.42
                          $ 3.87             115,000           4.24        $     3.87                  -    $     -
                                            --------                                             -------
                                             666,825                       $     2.69            224,000    $     2.05
                                            ========                       ===========          =========   ==========

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)


               The pro-forma table below reflects the Company's stock based compensation expense, net income and basic and diluted earnings per share for the six months ended June 30, 2005, had the Company applied the fair value recognition provisions of SFAS 123, as follows:

                                                                                       Six months           Three months
                                                                                         ended                   ended
                                                                                      June 30, 2005         June 30, 2005
                                                                                    -----------------    ------------------
                                                                                        Unaudited             Unaudited
                                                                                    -----------------    ------------------
                      Net income as reported                                          $       (3,183)    $      (1,149)
                      Add: stock-based compensation expense recognized under
                        APB 25                                                                    32                17
                      Deduct: stock-based compensation expense determined
                        under fair value method for all awards                                  (151)              (72)
                                                                                    -----------------    ------------------
                      Pro forma net income                                            $       (3,302)    $      (1,204)
                                                                                    =================    ==================
                      Basic and diluted earnings per share, as reported               $        (0.68)    $       (0.24)
                                                                                    =================    ==================
                      Pro forma basic and diluted earnings per share                  $        (0.71)    $       (0.26)
                                                                                    =================    ==================
                      Weighted average number of shares used in computing pro
                        forma basic and diluted earnings per share                         4,675,283         4,712,561
                                                                                    =================    ==================

               For purpose of pro-forma  disclosures stock based compensation is
               amortized   over  the  vesting   period  using  the   accelerated
               attribution method.

               Pro-forma compensation expense under SFAS 123, among other computational differences, does not consider potential pre-vesting forfeitures. Because of these differences, the pro-forma stock based compensation expense presented above for the prior six months period ended June 30, 2005 under SFAS 123 and the stock based compensation expense recognized during the current six months ended June 30, 2006 under SFAS 123(R) are not directly comparable.

          d.   Options and warrants to non-employees:

                                                  Number of                            Options      Exercise
                                In connection      options     Options    Options     forfeited    price per    Exercisable
                Issuance date        with          granted     exercised  exercisable or expired     share        through
               ---------------  ----------------  ------------ ---------- ----------- -----------  ---------   --------------
               February 2001   Service provider     25,000          -            -      25,000      $ 5.625    February 2006
               January 2005    Service provider     70,000          -       70,000           -      $ 3.250    January 2008
               May 2005        Service provider     10,000          -       10,000           -      $ 3.490    May 2010
               August 2005     Service provider     37,000          -       37,000           -      $ 4.000    August 2009
               September 2005  Service provider     10,000          -            -           -      $ 3.870    September 2010
               December 2005   Service provider    100,000          -       56,944           -      $ 3.120    December 2006
                                                   -------    ----------   --------     ------
                                                   252,000          -      173,944      25,000
                                                   =======    ==========   ========     ======

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          The Company had accounted for its options to non-employees under the fair value method of SFAS No. 123 and EITF 96-18. The fair value for these options was estimated at the measurement date using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2006: risk-free interest rates of 5.23%, dividend yields of 0%, volatility factors of the expected market price of the Company's Ordinary shares of 23.22% and a contractual life of 0.85 years.

          Compensation expenses related to the granting of stock options to consultants amounted to $ 20, $ 107, $ (16) and $ 4 for the three and six months periods ending June 2005 and June 2006, respectively.

          e.   Recently issued accounting pronouncements:

               In July 2006, the FASB issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement.

               FIN 48 applies to all tax positions related to income taxes subject to the Financial Accounting Standard Board Statement No. 109, "Accounting for income taxes" ("FAS 109"). This includes tax positions considered to be "routine" as well as those with a high degree of uncertainty.

               FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period unless a significant change occurs in an interim period.

               FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings. Because the guidance was recently issued, the Company has no yet determined the impact, if any, of adopting the provisions of FIN 48 on its financial position and result of operations.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 3:- UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

          The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the Unites States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year ended December 31, 2006.


NOTE 4:- INVENTORIES

                                                June 30,      December 31,
                                                  2006            2005
                                               ---------      ------------
                                               Unaudited
                                               ---------
               Raw materials                   $    58        $     58
               Finished products                    94             123
                                               -------        --------

                                               $   152        $    181
                                               =======        ========

          The Group periodically assesses its inventory valuation in accordance with its revenues forecasts, technological obsolescence, and the market conditions. Marked down inventory that is expected to be sold at a price lower than the carrying value is not material.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 5:- GOODWILL

          Goodwill represents excess of the costs over the net assets of businesses acquired. Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") requires goodwill to be tested for impairment annually or between annual tests in certain circumstances, and written down when impaired. No indications of impairment were identified during the six months ended June 30, 2006.

          The changes in the carrying amount of goodwill for the year ended December 31, 2005 and for the period ended June 30, 2006 are as follows:

      Balance as of December 31, 2005                                    $ 3,700
      Additional consideration based on post-contract billing revenues       177
          (see also Note 7.e(3))                                         -------
      Balance as of June 30, 2006                                        $ 3,877
                                                                         =======


NOTE 6:- GEOGRAPHIC INFORMATION AND MAJOR CUSTOMER

          The Company  adopted  Statement of Financial  Accounting  Standard No.
          131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131"). The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the customer.

          The following is a summary of revenues within geographic areas based on end customer location and long-lived assets:


                                                               Six months ended                   Three months ended
                                                                   June 30,                            June 30,
                                                        --------------------------------   ---------------------------------
                                                             2006              2005             2006              2005
                                                        --------------    --------------   --------------    ---------------
                                                                                     Unaudited
                                                        --------------------------------------------------------------------
              Customer location:
              ------------------
                 United States                           $      2,613      $      3,029     $     1,329       $      1,376
                 Germany                                          936               903             418                490
                 Europe (excluding Germany)                       375               938             182                536
                 Asia                                             640               136             368                 59
                 Others                                           954               532             407                351
                                                        --------------    --------------   --------------    ---------------
                                                         $      5,518      $      5,538     $     2,704       $      2,812
                                                        ==============    ==============   ==============    ===============

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 6:- GEOGRAPHIC INFORMATION AND MAJOR CUSTOMER (Cont.)

                                                June 30,         December 31,
                                                  2006               2005
                                               ------------    ----------------
                                                Unaudited
                                               ------------
              Long-lived assets:
              ------------------
                 Israel                        $    2,977          $    3,013
                 United States                      2,166               2,194
                 Other                                 51                  57
                                               ------------    ----------------
                                                $   5,194          $    5,264
                                               ============    ================

              Major customer data as percentage of total revenues:

                                      Six months ended              Three months ended
                                          June 30,                       June 30,
                                  --------------------------    ---------------------------
                                     2006           2005            2006           2005
                                  -----------    -----------    ------------    -----------
                                                          Unaudited
                                  ---------------------------------------------------------
              Customer A:            28%            33%             25%             33%

NOTE 7:- COMMITMENTS AND CONTINGENCIES

          a. In April 2000, the Tax Authorities in Israel issued to the Company a demand for a tax payment, for the period of 1997-1999, in the amount of approximately NIS 6,000 thousand ($ 1,350).

               The Company has appealed to the Israeli Tel Aviv District Court in respect of the abovementioned tax demand. The Company believes that certain defenses can be raised against the demand of the tax authorities. The Company believes that the outcome of this matter will not have a material adverse effect on its financial position or results of operations. The Company has provided a provision for the amount considered probable.

          b. On April 18, 2005, Amdocs (Israel) Ltd. and Amdocs Ltd. ("the plaintiffs") filed a complaint with the Tel-Aviv District Court against the Company, its Chief Executive Officer and others ("the Defendants") alleging, among other things, that professional and commercial information belonging to the plaintiffs was transferred to the defendants for use in the Company's activity. The plaintiffs are seeking an injunction prohibiting the defendants from making any use of the information and trade secrets that were allegedly transferred, injunctions requiring the return of such information and estimated damages of NIS 14,775 thousand (approximately $ 3,330).

               On June 27, 2005, the defendants filed a statement of defense, in which the defendants claim that the factual and legal allegations by the plaintiffs are baseless, and the causes of action and relief requested are without merit.

               A preliminary hearing in the Tel Aviv District Court was set for April 26, 2007.

               Due to the preliminary stage of the litigation, the Company and its legal advisors cannot currently assess its outcome or a possible adverse effect on the Company's financial position or results of operations.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 7:- COMMITMENTS AND CONTINGENCIES (Cont.)

               There were no further developments in respect to the claim through September 2006.

          c. On November 22, 2005, the Company received a letter from one of its customer's legal counsel alleging, among other things, that the Company materially breached the agreement that was entered into with the customer on March 9, 2005, as subsequently amended on June 6, 2005. The customer is seeking full repayment of the amounts that were paid by him under the agreement, in the amount of $ 100 plus interest and indemnification for damages that he claims to have suffered as a result of the Company's alleged breach. On February 19, 2006, the Company submitted a response letter to the customer in which it denied these allegations and claimed that the customer's refusal to fulfill his contractual undertakings constitute a breach of the agreement and entitles the Company to remedies under applicable law. On June 12, 2006 the customer submitted additional letter in which he offered to set a meeting in order to resolve the outstanding issues. The Company cannot currently assess the outcome of this claim or its adverse effect on the Company's financial position or results of operations.

          d. On July 3, 2006, the Company received letter from one of its supplier's legal counsel, in which he demands payment of $ 42 with respect to electronic components that were ordered by the Company. The abovementioned demand is related to the claims raised in note 7c.

          e.   Royalty commitments:

               1. The Company is committed to pay royalties to the Office of the Chief Scientist of the Ministry of Trade ("OCS") of the Government of Israel on proceeds from sales of products resulting from the research and development projects in which the Government participated. In the event that development of a specific product in which the OCS participated is successful, the Company will be obligated to repay the grants through royalty payments at the rate of 3% to 5% based on the sales of the Company, up to 100%-150% of the grants received linked to the dollar. As of June 30, 2006, the Company has a contingent liability to pay royalties in the amount of $ 9,539. The obligation to pay these royalties is contingent upon actual sales of the products and, in the absence of such sales, no payment is required.

               2. The Israeli Government, through the Fund for Encouragement of Marketing Activities, awarded the Company grants for participation in foreign marketing expenses. The Company is committed to pay royalties at the rate of 3% of the increase in export sales, up to the amount of the grants received linked to the U.S. dollar. As of June 30, 2006, the Company has a contingent obligation to pay royalties in the amount of $ 259.

               3. As part of the Teleknowledge acquisition of December 30, 2004, the Company committed to pay contingent consideration of up to amount of $ 3,650 based on post acquisition revenue performance (calculated as 10% of renewal maintenance fees and 20% of all other revenues from sales which included Teleknowledge products), over a period of three years. Such payments are recorded as additional goodwill, during the contingency period. As of June 30, 2006 the Company has a contingent obligation to pay an additional consideration in the amount of $ 3,188.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 7:- COMMITMENTS AND CONTINGENCIES (Cont.)

          f.   Guarantees:

               1. The Company provided a bank guarantee through April 2007 in the amount of $ 60 to secure its obligations under one of its leasing agreement.

               2. The Company provided a bank guarantee through February 2007 in the amount of $ 55 in favor of one of its customers to secure its obligations under the agreement that was signed by the parties.

NOTE 8:- RELATED PARTY TRANSACTIONS

          The Company sells services to a related party with the same principal owners. Such sales amounted to $ 0 and $ 180 in the six months ended June 30 2005 and 2006, respectively. Accounts receivable and unbilled receivables at June 30, 2006 include $ 180 due from the related party.

NOTE 9:- SUBSEQUENT EVENTS

          On July 25, 2006, the Company and Telsoft Solutions, Inc. ("Telsoft") consummated an Asset Purchase Agreement ("the Agreement"). Under the terms of the Agreement, the Company acquired certain assets and assumed certain enumerated liabilities of Telsoft for the following consideration:

          1.   An initial consideration of $ 1,100 in cash.

          2. Additional earn-out payments based on revenue milestones for the 12 months period following the acquisition.

          The acquisition was completed on July 31, 2006.

          In order to finance the acquisition, the Company signed a loan agreement with Bank Hapoalim (the "Bank"), according to which the Bank granted the Company a loan in the amount of approximately $ 1,000. The loan principal shall be repaid in twelve equal monthly installments commencing August 31, 2007. The loan bears annual interest at a rate of the monthly LIBOR + 2%, payable on a monthly basis on the outstanding loan amount commencing August 31, 2006.

               The loan agreement includes the following covenants:

          (i) The ratio between shareholders equity and total shareholders equity and liabilities shall not be less than 40% and in no event shall the Company's shareholders equity decrease below $ 5,000 thousand.

          (ii) The Company will generate operating income for each of the two subsequent quarters commencing the second quarter of 2007 and onwards.

          (iii) The Company's cash and cash equivalents shall not decrease below $ 1,000 at any given time.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 9:- SUBSEQUENT EVENTS (Cont.)


          To secure the loan, the Company provided the Bank a floating charge on all its current and long term assets and a fixed charge on its goodwill and on its authorized but not outstanding shareholders equity.


                                - - - - - - - - -

RuManagement's Discussion and Analysis of Financial Condition
-------------------------------------------------------------
and Results of Operations
-------------------------

         The following discussion of our results of operations should be read together with our interim condensed consolidated financial statements and the related notes, which appear elsewhere in this report and the audited consolidated financial statements and notes thereto and Item 5. "Operating and Financial Review and Prospects" contained in our Annual Report on Form 20-F for the year ended December 31, 2005. The discussion and analysis which follows may contain trend analysis and other "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, and within the Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements reflect our current views with respect to future events and financial results. These include statements regarding our earnings, projected growth and forecasts, and similar matters that are not historical facts. Forward-looking statements usually include the verbs, "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "understands" and other verbs suggesting uncertainty. We remind shareholders that forward-looking statements are merely predictions and therefore are inherently subject to uncertainties and other factors that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to differ materially from those expressed or implied by the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the section entitled "Risk Factors" and elsewhere in our 2005 Annual Report on Form 20-F.

Background

         We were incorporated under the laws of the State of Israel in December 1995, as a subsidiary of C.Mer Industries Ltd., an Israeli public company. Since our initial public offering in May 1997, our ordinary shares have been listed on the NASDAQ Stock Market. In June 1999, C.Mer Industries Ltd. distributed to its shareholders all of its remaining shares in our company as a dividend.

         We have wholly owned subsidiaries in the United States, Hong Kong, the Netherlands and Brazil, MTS IntegraTRAK Inc., MTS Asia Ltd., JARAGA B.V. and TABS Brazil Ltda., respectively, which act as marketing and customer service organizations in those countries. We also have a 50% owned affiliate in Spain, Jusan S.A., which is engaged in the development, manufacture, assembly, sales, distribution and maintenance of vocal server and call billing applications.

Overview

         We design, develop, market and support a comprehensive line of telecommunication management and customer care and billing, or CC&B, solutions, that enable business organizations and other enterprises to improve the efficiency and performance of all Internet Protocol, or IP, operations, and to significantly reduce associated costs. Our products include call accounting and management products, fault management systems and web-based management solutions for converged voice, voice over IP, IP data and video and CC&B solutions. These products are designed to provide telecommunication and information technology managers with tools to reduce communication costs, recover charges payable by third parties, detect and report the abuse and misuse of telephone networks, monitor and detect hardware and software faults in telecommunications networks and generate telecommunications usage information for use in the management of an enterprise. We were among the first to offer PC-based call accounting systems when we introduced our TABS product in 1985. To date, over 70,000 TABS call accounting systems have been sold to end-users in more than 80 countries. In the service provider and carrier market, our billing solutions provide for retail billing, interconnect billing and partner revenue management.

         On July 31, 2006, we completed the acquisition of certain assets and liabilities of TelSoft Solutions, Inc., or TelSoft, a California corporation, a provider of call accounting and telecom billing services and solutions. The TelSoft products offer a complementary solution to our products. In connection with the acquisition, we paid an initial consideration of $1.1 million and agreed to pay additional contingent consideration based on post acquisition revenue performance during the 12 month period following the acquisition. We believe that the acquisition of TelSoft's telecom expense management and call accounting software will enable us to expand our telecommunications expense management solution and will assist us to strengthen our growing business in the United States.

General

         Our consolidated financial statements are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into dollars in accordance with the principles set forth in Financial Accounting Standards Board Statement No. 52. The majority of our sales are made outside Israel in dollars. In addition, substantial portions of our costs are incurred in dollars. Since the dollar is the primary currency of the economic environment in which we and certain of our subsidiaries operate, the dollar is our functional and reporting currency and, accordingly, monetary accounts maintained in currencies other than the dollar are remeasured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. The financial statements of certain subsidiaries and an affiliate whose functional currency is not the dollar, have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive income
(loss).

Discussion of Critical Accounting Policies and Estimations

         There has been no change to our critical accounting policies and estimates, contained in Item 5. "Operating and Financial Review and Prospects" of our Annual Report on Form 20-F filed for the year ended December 31, 2005.

Recently Issued Accounting Standards

         In July 2006, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109," or FIN 48. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when it has been determined that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (when it has been determined that the tax position meets the more-likely than-not recognition). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement.

         FIN 48 applies to all tax positions related to income taxes subject to FASB No. 109, "Accounting for Income Taxes," or FAS 109. This includes tax positions considered to be "routine" as well as those with a high degree of uncertainty.

         FIN 48 has also expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within 12 months. These disclosures are required at each annual reporting period unless a significant change occurs in an interim period.

         FIN 48 is effective for fiscal years beginning after December 15, 2006, and is required to be adopted by our company on January 1, 2007. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings. We are currently assessing the impact of the adoption of FIN 48.

Operating Results

         The following table presents certain financial data expressed as a percentage of total revenues for the periods indicated:



                                                      Six months ended June 30,              Three months ended June 30,
                                                    -----------------------------------  -----------------------------------
                                                          2005              2006               2005              2006
                                                    --------------    -----------------  --------------    -----------------

Revenues from products and services ...............      100.0%           100.0%              100.0%           100.0%
Cost of revenues from products and services .......      (34.2)           (33.1)              (35.8)            (33.1)
                                                    --------------    -----------------  --------------    -----------------
Gross profit.......................................       65.8             66.9                64.2              66.9

Operating expenses:
Selling and marketing..............................      (52.3)           (28.7)              (48.7)            (27.8)
Research and development, net......................      (42.0)           (35.5)              (36.6)            (33.2)
General and administrative.........................      (31.1)           (21.9)              (24.1)            (23.3)
                                                    --------------    -----------------  --------------    -----------------

Operating loss.....................................      (59.6)           (19.2)              (45.2)            (17.4)
Financial income (expenses), net...................        1.9              0.2                 3.0              (1.0)
                                                    --------------    -----------------  --------------    -----------------

Loss before taxes..................................      (57.7)           (19.0)              (42.2)            (18.4)
Taxes on income....................................        0               (0.1)                0                 0
                                                    --------------    -----------------  --------------    -----------------
Net loss before equity in earnings of affiliate....      (57.7)           (19.1)              (42.2)            (18.4)
Equity in earnings of affiliate....................        0.2              2.1                 1.4               1.8
                                                    --------------    -----------------  --------------    -----------------
Net loss...........................................      (57.5)%          (17.0)%             (40.8)%           (16.6)%
                                                    ==============    =================  ==============    =================


Six Months Ended June 30, 2006 and 2005

         Revenues from Products and Services. Revenues consist primarily of software license fees sales, hardware sales and revenues from services, including service bureau, maintenance, training, professional services and support. Revenues decreased slightly to $5.52 million in the six months ended June 30, 2006 from $5.54 million reported for the first six months of 2005. Revenues in the second quarter of 2006 decreased by 3.8% to $2.70 million from $2.81 million reported in the second quarter of 2005. Revenues from our wholly owned U.S. subsidiary, MTS IntegraTRAK, decreased by 13.7 % in the six months ended June 30, 2006 compared to the six months ended June 30, 2005 and accounted for 47.4% of our total revenues in the six months ended June 30, 2006. The slight decrease in revenues in the 2006 period is primarily attributable to a longer sales cycle for our solutions during the six months ended June 30, 2006 compared to the six months ended June 30, 2005.

         Cost of Revenues from Products and Services . Cost of revenues consists primarily of (i) production costs (including hardware, media, packaging, freight and documentation); (ii) certain royalties and licenses payable to third parties (including the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel), (iii) professional services costs; and (iv) warranty and support costs for up to one year for end-users and up to 15 months for our original equipment manufacturer, or OEM, distributors. Cost of revenues decreased by 3.4% to $1.83 million in the six months ended June 30, 2006 from $1.89 million reported in the six months ended June 30, 2005. Cost of revenues decreased by 11.1% to $894,000 in the second quarter of 2006 from $1.01 million reported in the second quarter of 2005. This decrease is consistent with the decrease in revenues and principally a result of a reduction in the number of employees in professional services and tech support departments and their related expenditures.

         Research and Development, net. Research and development expenses consist primarily of salaries of employees engaged in on-going research and development activities, outsourcing subcontractor development and other related costs, net of grants that were approved by the Office of the Chief Scientist. Research and development costs decreased by 15.7% to $1.96 million in the six months ended June 30, 2006 (net of an approved grant from the Office of the Chief Scientist in the amount of $287,000) from $2.32 million reported in the six months ended June 30, 2005. Research and development, net costs decreased by 12.8% to $898,000 in the second quarter of 2006 from $1.03 million reported in the second quarter of 2005. Total research and development expenses decreased in the 2006 period primarily due to the grant from the Office of the Chief Scientist during such period. We did not receive a grant from the Office of the Chief Scientist in the 2005 period.

         Selling and Marketing. Selling and marketing expenses consist primarily of costs relating to sales representatives and their travel expenses, trade shows and marketing exhibitions, advertising and presales support. Selling and marketing expenses were $1.58 million in the six months ended June 30, 2006, a decrease of approximately 45.4% from $2.90 million reported in the six months ended June 30, 2005. Selling and marketing expenses were $753,000 in the second quarter of 2006, reflecting a decrease of 45% from $1.37 million reported in the second quarter of 2005. This decrease in selling and marketing expenses during 2006 is primarily attributable to our focus on investing in growth markets and targeted geographic areas, as well as our ability to form partnerships with leading OEMs and vendors for various initiatives.

         General and Administrative. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, professional fees and office maintenance and administrative costs. General and administrative expenses decreased by 29.8% to $1.21 million in the six months ended June 30, 2006 from $1.72 million reported in the six months ended June 30, 2005. General and administrative expenses decreased by 6.9% to $630,000 in the second quarter of 2006 from $677,000 reported in the second quarter of 2005. This decrease in general and administrative expenses in the 2006 period is primarily attributable to the decrease in expenses that were recorded in the 2005 period with respect to the integration of the activity of Teleknowledge Group Ltd., or Teleknowledge.

         Financial Income (Expenses), net. Financial income, net consists primarily of gains on marketable securities, interest income on bank deposits, bank commissions, bank interest and foreign currency translation adjustments. Financial income decreased by 89.4% to $11,000 in the six months ended June 30, 2006 from $104,000 reported in the six months ended June 30, 2005. Financial expenses in the second quarter of 2006 were $26,000 compared to financial income of $83,000 in the second quarter of 2005. The decrease in our financial income in the 2006 period is primarily attributable to the decrease in our holdings of cash and cash equivalents and decrease in gains on marketable securities.

         Net Loss. Net loss for the six months ended June 30, 2006 was $933,000, or $0.16 per ordinary share on a basic and diluted basis, compared to a net loss of $3.18 million, or $0.68 per ordinary share on a basic and diluted basis, reported for the six months ended June 30, 2005. Net loss for the second quarter of 2006 was $448,000, or $0.08 per ordinary share on a basic and diluted basis, compared to $1.15 million, or $0.24 per ordinary share on a basic and diluted basis, reported in the second quarter of 2005. The decrease in net loss in the 2006 period compared to the 2005 period is primarily attributable to our cash management efforts and our on-going monitoring and reduction of expenses in order to achieve sustainable growth.

Seasonality

         Our operating results are generally not characterized by a seasonal pattern except that our volume of sales in Europe are generally lower in the summer months.

Liquidity and Capital Resources

         On June 30, 2006, we had $1.64 million in cash and cash equivalents, $ 142,000 in marketable securities and working capital of $1.46 million as compared to $3.19 million in cash and cash equivalents, $132,000 in marketable securities and working capital of $2.07 million on December 31, 2005. The decrease in working capital in the 2006 period was primarily due to our losses in such period.

         The following table summarizes our cash flows for the periods presented:

                                                       Six Months ended June 30,
                                                       -------------------------
                                                          2006          2005
                                                       ---------     ---------
                                                            ($ in thousands)
Net cash used in operating activities................  $ (1,524)     $ (3,320)
Net cash provided by (used in) investing activities..  $   (118)     $    974
Net cash provided by financing activities............  $     86      $    282
Net decrease in cash and cash equivalents............  $ (1,556)     $ (2,064)
Cash and cash equivalents at beginning of period.....  $  3,191      $  3,814
Cash and cash equivalents at end of period...........  $  1,635      $  1,750

         One of the principal factors affecting our working capital is the payment cycle on our sales. Any material change in the aging of our accounts receivable could have an adverse effect on our working capital.

         Our operations used $1.52 million during the six months ended June 30, 2006, compared to $3.32 million that was used in the six months ended June 30, 2005. The decrease in the use of our funds in the 2006 period is primarily attributable to our cash management efforts and our on-going monitoring and reduction of expenses in order to achieve sustainable growth.

         Subsequent to June 30, 2006, we obtained a loan from Bank Hapoalim in the amount of $1 million in order to facilitate the funding of the TelSoft acquisition. The loan principal is payable in 12 equal monthly installments commencing August 31, 2007. The loan bears annual interest at a rate of the monthly London Inter Bank Offered Rate (LIBOR) plus 2%, payable on a monthly basis on the outstanding loan amount commencing August 31, 2006. Under the terms of the loan, we are required to maintain (i) shareholders' equity of not less than $5 million and 40% of our total assets; (ii) operating profit over two consecutive quarters as of the second quarter of 2007; and (iii) cash and cash equivalents of not less than $1 million. As a security interest for the repayment of the loan, we agreed to grant Bank Hapoalim a floating-charge over all of our company's assets, a fixed charge over our company's share capital, goodwill and rights to an exemption from taxation or reduced tax, and a fixed charge over all of the securities, documents and notes in the possession of Bank Hapoalim.

          We currently do not have significant capital spending or purchase commitments, but we expect to continue to engage in capital spending consistent with the level of our operations. We anticipate that our cash on hand and cash flow from operations will be sufficient to meet our working capital and capital expenditure requirements for at least 12 months. However, if we do not generate sufficient cash from operations, we may be required to obtain additional financing or to reduce level of expenditure. There can be no assurance that such financing will be available in the future, or, if available, will be on terms satisfactory to us.

Off-Balance Sheet Arrangements

         We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Quantitative and Qualitative Disclosures about Market Risks

         We are exposed to a variety of risks, including changes in interest rates affecting primarily the interest received on short-term deposits, and foreign currency fluctuations. We do not use derivative financial instruments to hedge against such exposure.

         Interest Rate Risk

         Our exposure to market risk for changes in interest rates relates primarily to our short term deposits. Our short term deposits are held in dollars and bear annual interest of 3.5% to 4.5%, which is based upon the London Inter Bank Offered Rate (LIBOR). We place our short term deposits with major financial center U.S. banks. For purposes of specific risk analysis, we use sensitivity analysis to determine the impact that market risk exposure may have on the financial income derived from our short term deposits. The potential loss to us over one year that would result from a hypothetical change of 10% in the LIBOR rate would be approximately $30,000.

         Foreign Currency Exchange Risk

         We have operations in several countries in connection with the sale of our products. A substantial portion of our sales and expenditures are denominated in dollars. We have mitigated, and expect to continue to mitigate, a portion of our foreign currency exposure through salaries, marketing and support operations in which all costs are local currency based. As a result, our results of operations and cash flows can be affected by fluctuations in foreign currency exchange rates (primarily the Euro and NIS). A hypothetical 10% movement in foreign currency rates (primarily the Euro and NIS) against the dollar, with all other variables held constant on the expected sales, would result in a decrease or increase in expected 2006 sales revenues of $200,000.

Risk Factors

         Other than as reflected below, there have been no material changes in our risk factors reported in our Annual Report on Form 20-F for the year ended December 31, 2005.

         On July 31, 2006, we acquired certain assets and liabilities of TelSoft Solutions, Inc. and we may not be able to successfully exploit the acquired solutions.

         On July 31, 2006, we completed the acquisition of certain assets and liabilities of TelSoft Solutions, Inc., or TelSoft, a California corporation, a provider of call accounting and telecom billing services and solutions. We believe that the acquisition of TelSoft's telecom expense management and call accounting software will enable us to expand our telecommunications expense management solution and will assist us to strengthen our growing business in the United States. We may not be able to successfully integrate the operations of TelSoft into our business or successfully exploit the solutions that we acquired from TelSoft.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                                  (Registrant)



                                            By: /s/Eytan Bar
                                                ------------
                                                 Eytan Bar
                                                 President and
                                                 Chief Executive Officer



Date:  September 29, 2006